FutureCrest Acquisition Corp.

150 East 52nd Street, 3rd Floor

New York, NY 10022

VIA EDGAR

September 17, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: David Link

Re:	FutureCrest Acquisition Corp. Registration Statement on Form S-1 Filed September 5, 2025 File No. 333-290088

Dear Mr. Link:

FutureCrest Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 15, 2025 regarding the Registration Statement on Form S-1 filed with the Commission on September 5, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Form S-1 filed September 5, 2025

Exhibits

1.	We note the assumption number 2.8 in Exhibit 5.2 that “none of the Class A Ordinary Shares will be issued for less than par value.” It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Please revise this assumption or explain. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have revised Exhibit 5.2 and filed the updated exhibit with the Amended Registration Statement.

***

We thank you for your review of the foregoing and the Registration Statement and this response. As you know, the Company is eager to finalize the Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Thomas Lee
Thomas Lee
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP